AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 1, 1996
                                                      REGISTRATION NO. 333-00031

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                   ------------------------------------------
                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6
                   ------------------------------------------
                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2
                   ------------------------------------------
A. EXACT NAME OF TRUST:

                               EQUITY INCOME FUND
                     SELECT GROWTH PORTFOLIO 1996 SERIES A
                              DEFINED ASSET FUNDS

B. NAMES OF DEPOSITORS:

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                               SMITH BARNEY INC.
                            PAINEWEBBER INCORPORATED
                       PRUDENTIAL SECURITIES INCORPORATED
                           DEAN WITTER REYNOLDS INC.
C. COMPLETE ADDRESSES OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:

 MERRILL LYNCH, PIERCE,      SMITH BARNEY INC.
     FENNER & SMITH          388 GREENWICH ST.
      INCORPORATED              23RD FLOOR
   DEFINED ASSET FUNDS     NEW YORK, N.Y. 10013
      P.O. BOX 9051
     PRINCETON, N.J.
       08543-9051


PAINEWEBBER INCORPORATED   PRUDENTIAL SECURITIES  DEAN WITTER REYNOLDS INC.
   1285 AVENUE OF THE          INCORPORATED            TWO WORLD TRADE
        AMERICAS             ONE SEAPORT PLAZA       CENTER--59TH FLOOR
  NEW YORK, N.Y. 10019       199 WATER STREET       NEW YORK, N.Y. 10048
                           NEW YORK, N.Y. 10292

D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:

  TERESA KONCICK, ESQ.      LAURIE A. HESSLEIN        ROBERT E. HOLLEY
      P.O. BOX 9051          388 GREENWICH ST.       1285 AVENUE OF THE
     PRINCETON, N.J.       NEW YORK, N.Y. 10013           AMERICAS
       08543-9051                                   NEW YORK, N.Y. 10019


                                                         COPIES TO:
   LEE B. SPENCER, JR.      DOUGLAS LOWE, ESQ.     PIERRE DE SAINT PHALLE,
    ONE SEAPORT PLAZA    130 LIBERTY STREET--29TH           ESQ.
    199 WATER STREET               FLOOR            450 LEXINGTON AVENUE
  NEW YORK, N.Y. 10292     NEW YORK, N.Y. 10006     NEW YORK, N.Y. 10017

E. TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:
  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. PROPOSED MAXIMUM OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING
REGISTERED: Indefinite

G. AMOUNT OF FILING FEE: $500 (as required by Rule 24f-2)

H. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
 As soon as practicable after the effective date of the Registration Statement.


/ x / Check box if it is proposed that this filing will become effective at 9:30 a.m. on February 1, 1996 pursuant to Rule 487.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                   DEFINED ASSET FUNDSSM
--------------------------------------------------------------------------------

EQUITY INCOME FUND            The objective of this Defined Fund is capital
SELECT GROWTH                 appreciation by investing for a period of about
PORTFOLIO                     one year in a portfolio of ten common stocks
1996 SERIES A                 expected to show superior growth in earnings per
(A UNIT INVESTMENT            share and having reasonable valuation levels and
TRUST)                        strong recent price performance. There can be no
------------------------------assurance that the Fund will achieve its objective. Current dividend income is not an objective of the Fund.
                              The Portfolio may be subject to higher than average price volatility and therefore this investment may only be appropriate for investors willing and able to assume this risk and for those who are not seeking either preservation of capital or current dividend income.
                              The value of units will fluctuate with the value of the common stocks in the Portfolio and no assurance can be given that the underlying common stocks will show growth in earnings per share or that the underlying common stocks or the units will appreciate in value.
                              Minimum purchase: $250.


                               -------------------------------------------------
                               THESE SECURITIES HAVE NOT BEEN APPROVED OR
                               DISAPPROVED BY THE SECURITIES AND EXCHANGE
                               COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
SPONSORS:                      HAS THE COMMISSION OR ANY STATE SECURITIES
Merrill Lynch,                 COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
Pierce, Fenner & Smith         OF THIS DOCUMENT. ANY REPRESENTATION TO THE
Incorporated                   CONTRARY IS A CRIMINAL OFFENSE.
Smith Barney Inc.              Inquiries should be directed to the Trustee at
PaineWebber Incorporated       1-800-221-7771.
Prudential Securities          Prospectus dated February 1, 1996.
Incorporated                   INVESTORS SHOULD READ THIS PROSPECTUS CAREFULLY
Dean Witter Reynolds Inc.      AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------
Defined Asset FundsSM

Defined Asset Funds is America's oldest and largest family of unit investment trusts, with over $100 billion sponsored in the last 25 years. Each Defined Asset Fund is a portfolio of preselected securities. The portfolio is divided into 'units' representing equal shares of the underlying assets. Each unit receives an equal share of income and principal distributions.
Defined Asset Funds offer several defined 'distinctives'. You know in advance what you are investing in and that changes in the portfolio are limited - a defined portfolio. Most defined bond funds pay interest monthly - defined income. The portfolio offers a convenient and simple way to invest - simplicity defined.

Your financial professional can help you select a Defined Asset Fund to meet your personal investment objectives. Our size and market presence enable us to offer a wide variety of investments. The Defined Asset Funds family offers:

o Municipal portfolios
o Corporate portfolios
o Government portfolios
o Equity portfolios
o International portfolios

The terms of Defined Funds are as short as one year or as long as 30 years. Special defined bond funds are available including: insured funds, double and triple tax-free funds and funds with 'laddered maturities' to help protect against changing interest rates. Defined Asset Funds are offered by prospectus only.

----------------------------------------------------------------
Defined Select Growth Portfolio
----------------------------------------------------------------

The Portfolio contains ten common stocks selected through the application of a quantitative model developed by O'Shaughnessy Capital Management, Inc., designed to identify those stocks that have a strong potential for capital appreciation. This Select Growth Series permits investors to buy and hold the Portfolio for approximately one year. At the end of the year, the Portfolio will be liquidated and the Model reapplied to select a new portfolio. Each Select Growth Portfolio is designed to be part of longer term strategy and the Sponsors believe that more consistent results are likely if the strategy is followed for at least a three to five year period.

So long as the Sponsors continue to offer new portfolios, investors will have the option to reinvest into a new portfolio at a reduced sales charge. The Sponsors reserve the right, however, not to offer a new portfolio.


The Stocks included in the Portfolio were selected for their potential for growth in earnings per share, reasonable valuation levels and strong recent price performance, from a database of 1,600 common stocks with capitalizations averaging $4.20 billion and ranging from about $27.4 million to $126 billion. As Portfolio Consultant, O'Shaughnessy Capital Management, Inc. applied its Model, which identifies stocks with the following characteristics, among others: (i) expected growth rates of earnings per share of at least 20% over the next fiscal year; (ii) expected annual growth rates of at least 20% over the next three to five years; (iii) a price to earnings ratio not exceeding the expected earnings growth rate over the next three to five years; (iv) strong recent price performance; and (v) a minimum market capitalization of $750 million. The Agent for the Sponsors then reviewed the identified stocks for liquidity, market capitalization and other factors, and made a final selection of ten stocks. Because there is no active management of the Portfolio, the Sponsors anticipate that the Portfolio will remain unchanged over its one-year life despite adverse developments concerning an issuer, an industry or the economy or stock market generally.


----------------------------------------------------------------
Defining Your Portfolio
----------------------------------------------------------------


Investing in the Portfolio, rather than in only one or two of the underlying Stocks, is a way to diversify your investment, although approximately 50% of the Portfolio is concentrated in computer companies. Based upon the principal business of each issuer and current market values, the following industries are represented in the Portfolio:
                                                   APPROXIMATE
                                          PORTFOLIO PERCENTAGE
/ / Computers                                    50%
/ / Telecommunications/Networking                20%
/ / Electrical Equipment                         10%
/ / Financial Services                           10%
/ / Publishing/Printing                          10%

----------------------------------------------------------------
Defining Your Risks
----------------------------------------------------------------

The Portfolio is considered to be 'concentrated' in stocks of companies deriving a substantial portion of their income from the computer industry. Investment in this industry may pose additional risks (see Risk Factors--Computer Companies in Part B).

In addition, the Portfolio is not an appropriate investment for those who are not comfortable with the Model or for those who are unable or unwilling to assume the risk involved generally with an equity investment. The Portfolio may be subject to higher than average price volatility and may be considered speculative and therefore may not be appropriate for investors seeking either preservation of capital or current income.

There can be no guarantee that the Portfolio will meet its objectives over its one-year life or that portfolios selected through re-application of the Model during consecutive one-year periods will meet their objectives. Current dividend income is not a criterion for the selection of stocks for the Portfolio and no distributions of income are expected to be made by the Portfolio. The Portfolio may not reflect any investment recommendations of any of the Sponsors, and one or more of the stocks in the Portfolio may, from time to time, be subject to sell recommendations from one or more of the Sponsors.


Unit price fluctuates with the value of the Portfolio, and the value of the Portfolio could be affected by changes in the financial condition of the issuers, changes in the various industries represented in the Portfolio, movements in stock prices generally, the impact of the Sponsors' purchase and sale of the securities (especially during the primary offering period of units and during the rollover period) and other factors. Therefore, there is no guarantee that the objective of the Portfolio will be achieved. In addition, the Model and the Portfolio Consultant have only a limited track record. There can be no guarantee that the Model will be effective in achieving the objective of the Fund.

Unlike a mutual fund, the Portfolio is not actively managed and the Sponsors receive no management fee. Therefore, the adverse financial condition of an issuer or any market movement in the price of a security will not require the sale of securities from the Portfolio or mean that the Sponsors will not continue to purchase the Security in order to create additional Units. Although the Sponsors may instruct the Trustee to sell securities under certain limited circumstances, given the investment philosophy of the Portfolio, the Sponsors are not likely to do so. The Portfolio may continue to purchase or hold securities originally selected even though the assessment of their earnings growth potential may have changed or the Securities may no longer qualify for selection were the Model to be applied on any later date.

----------------------------------------------------------------
Defining Your Investment
----------------------------------------------------------------

PUBLIC OFFERING PRICE PER 1,000 UNITS                  $1,000.00


The Public Offering Price as of January 31, 1996, the business day prior to the initial date of deposit is based on the aggregate value of the underlying securities ($417,156.25) and any cash held to purchase securities, divided by the number of units outstanding (421,369) times 1,000, plus the initial sales charge. Units offered on the Initial Date of Deposit will also be priced at $1,000 per 1,000 Units although the aggregate value of the underlying securities, cash amount and number of Units may vary. The Public Offering Price on any subsequent date will vary. The underlying securities are valued by the Trustee on the basis of their closing sale prices at 4:00 p.m. Eastern time on every business day.

SALES CHARGES

The total sales charge for this investment combines an initial up-front sales charge and a deferred sales charge that will be deducted from the net asset value of the Portfolio monthly beginning May 1, 1996 for the remaining ten months of the Portfolio.

ROLLOVER OPTION

When this Select Growth Portfolio is about to be liquidated, you may have the option to roll your proceeds into the next Select Growth portfolio. If you notify your financial professional by February 7, 1997, your units will be redeemed and your proceeds will be reinvested in units of the next Select Growth Portfolio. If you decide not to roll over your proceeds, you will receive a cash distribution after the Fund terminates. Of course you can sell or redeem your Units at any time prior to termination.

DISTRIBUTIONS

Any income will be distributed to investors upon termination of the Portfolio.

TAXES

In the opinion of counsel, you will be considered to have received any dividends paid on your interest in each security in the Portfolio when those dividends are received by the Portfolio, regardless of whether you reinvest your dividends in the Portfolio.

TAX BASIS REPORTING

The proceeds received when you sell this investment will reflect the deduction of the deferred sales charge and the charge for organizational expenses. In addition, the annual statement and the relevant tax reporting forms you receive at year-end will be based upon the amount paid to you (net of the deferred sales charge and the charge for organizational expenses). Accordingly, you should not increase your basis in your units by the deferred sales charge and the charge for organizational expenses.

TERMINATION DATE

The Portfolio will terminate by March 14, 1997. The final distribution will be made within a reasonable time afterward. The Portfolio may be terminated earlier if its value is less than 40% of the value of the securities when deposited.

SPONSORS' PROFIT OR LOSS

The Sponsors' profit or loss from the Portfolio will include the receipt of applicable sales charges, fluctuations in the Public Offering Price or secondary market price of units, a loss of $205.00 on the initial deposit of the securities and a gain or loss on subsequent deposits of securities (see Sponsors' and Underwriters' Profits in Part B).

----------------------------------------------------------------
Defining Your Costs
----------------------------------------------------------------

SALES CHARGE

First-time investors pay a 1% sales charge when they buy. For example, on a $1,000 investment, $990 is invested in the Portfolio. In addition, a deferred sales charge of $1.75 per 1,000 units will be deducted from the Portfolio's net asset value each month over the last ten months of the Portfolio's life ($17.50 total). This deferred method of payment keeps more of your money invested over a longer period of time. If you roll the proceeds of your investment into a new portfolio, you will not be subject to the 1% initial charge, just the $17.50 deferred fee. Although this is a unit investment trust rather than a mutual fund, the following information is presented to permit a comparison of fees and an understanding of the direct or indirect costs and expenses that you pay.

                                         As a %
                                  of Initial Public    Amount per
                                  Offering Price      1,000 Units
                                  -----------------  --------------
Maximum Initial Sales Charge               1.00%       $    10.00
Deferred Sales Charge per Year             1.75%            17.50
                                  -----------------  --------------
                                           2.75%       $    27.50
                                  -----------------  --------------
                                  -----------------  --------------

ESTIMATED ANNUAL FUND OPERATING EXPENSES


                                         As a %        Amount per
                                  of Net Assets       1,000 Units
                                  -----------------  --------------
Trustee's Fee                              .085%       $     0.84
Maximum Portfolio Supervision,
  Bookkeeping and Administrative
  Fees                                     .046%       $     0.45
Organizational Expenses                    .333%       $     3.30
Other Operating Expenses                   .041%       $     0.41
                                  -----------------  --------------
TOTAL                                      .505%       $     5.00

This Portfolio (and therefore the investors) will bear all or a portion of its organizational costs--including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states, and the initial audit of the Portfolio--as is common for mutual funds.


COSTS OVER TIME

You would pay the following cumulative expenses on a $1,000 investment, assuming 5% annual return on the investment throughout the indicated periods and redemption at the end of the period:


 1 Year     3 Years    5 Years    10 Years
   $33        $80       $130        $268


Although the Portfolio has a term of only one year and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees, assuming the investment is rolled over each year into a new portfolio subject only to the deferred sales charge and fund expenses.

The example assumes reinvestment of any dividends and distributions and uses a 5% annual rate of return as mandated by SEC regulations applicable to mutual funds. For purposes of the example, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment.


Reductions to the repurchase and cash redemption prices in the secondary market to recoup the costs of liquidating securities to meet redemption (described below) have not been reflected. The example should not be considered a representation of past or future expenses or annual rates of return; the actual expenses and annual rates of return may be more or less than the example.

SELLING YOUR INVESTMENT


You may sell or redeem your units at any time prior to the termination of the Portfolio. Your price will be based on the then current net asset value. The redemption and secondary market repurchase price as of January 31, 1996 was $972.50 per 1,000 units ($27.50 per 1,000 units less than the Public Offering Price). This price reflects deductions of the deferred sales charge which declines over the last ten months of the Portfolio ($17.50 initially). If you sell your units before the termination of the Portfolio, you will pay the remaining balance of the deferred sales charge. After the initial offering period, the repurchase and cash redemption prices for units will be reduced to reflect the estimated costs of liquidating securities to meet the redemption, currently estimated at $0.51 per 1,000 units. If you reinvest in the new portfolio, you will pay your share of any brokerage commissions on the sale of underlying securities when your units are liquidated during the rollover.

--------------------------------------------------------------------------------
                               Defined Portfolio
--------------------------------------------------------------------------------

Equity Income Fund
Select Growth Portfolio 1996 Series A                           February 1, 1996
Defined Asset Funds

                                                                                                  PRICE
                                        TICKER       NUMBER OF SHARES         PERCENTAGE        PER SHARE         COST
NAME OF ISSUER                          SYMBOL        OF COMMON STOCK        OF FUND (1)         TO FUND       TO FUND (2)
-----------------------------------------------------------------------------------------------------------------------------
1. Bay Networks Inc.                     BNET                1,000                 10.19%      $   42.5000   $     42,500.00
2. Cabletron Systems Inc.                 CS                   550                 10.17           77.1250         42,418.75
3. Computer Associates
    International, Inc.*                  CA                   600                  9.84           68.3750         41,025.00
4. Meredith Corporation*                  MDP                  950                 10.36           45.5000         43,225.00
5. Raychem Corporation*                   RYC                  600                  9.62           66.8750         40,125.00
6. Seagate Technology                     SEG                  700                  9.94           59.2500         41,475.00
7. Sterling Software, Inc.                SSW                  700                  9.94           59.2500         41,475.00
8. Sun Microsystems, Inc.                SUNW                  900                  9.92           46.0000         41,400.00
9. System Software Associates,
    Inc.*                                SSAX                1,800                  9.74           22.5625         40,612.50
10. The Money Store, Inc.*               MONE                2,200                 10.28           19.5000         42,900.00
                                                                         --------------------               -----------------
                                                                                  100.00%                    $    417,156.25
                                                                         --------------------               -----------------
                                                                         --------------------               -----------------

------------------------------------
 * Only these stocks currently pay dividends. The current annual dividends per share for the Securities in Portfolio Numbers 3, 4, 5, 9 and 10 are $0.14, $0.44, $0.40, $0.10 and $0.084, respectively, based on the latest quarterly, semi-annual or annual declaration; there can be no assurance that future dividend payments, if any, will be maintained in an amount equal to these dividends.
(1) Based on Cost to Fund.
(2) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on January 31, 1996.

                      ------------------------------------

The securities were acquired on January 31, 1996 and are represented entirely by contracts to purchase the securities. Any of the Sponsors may have acted as underwriters, managers or comanagers of a public offering of the securities in this Fund during the last three years. Affiliates of the Sponsors may serve as specialists in the securities in this Fund on one or more stock exchanges and may have a long or short position in any of these securities or in options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of any of the Sponsors may be an officer or director of one or more of the issuers of the securities in the Fund. A Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. Any Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.

                       REPORT OF INDEPENDENT ACCOUNTANTS


The Sponsors, Trustee and Holders of Equity Income Fund Select Growth Portfolio 1996 Series A, Defined Asset Funds (the 'Fund'):

We have audited the accompanying statement of condition and the defined portfolio included in the prospectus of the Fund as of February 1, 1996. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Fund as of February 1, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
New York, N.Y.
February 1, 1996

                 STATEMENT OF CONDITION AS OF FEBRUARY 1, 1996

TRUST PROPERTY

Investments--Contracts to purchase Securities(1).........$         417,156.25
Organizational Costs(2)..................................           82,500.00
                                                         --------------------
           Total.........................................$         499,656.25
                                                         --------------------
                                                         --------------------
LIABILITIES AND INTEREST OF HOLDERS
Liabilities: Payment of deferred portion of sales
charge(3)................................................$           7,373.96
  Accrued Liability(2)...................................           82,500.00
                                                         --------------------
  Subtotal...............................................$          89,873.96
                                                         --------------------
Interest of Holders of 421,369 Units of fractional
  undivided interest outstanding(4):
  Cost to investors(5)...................................$         421,369.00
  Gross underwriting commissions(6)......................          (11,586.71)
                                                         --------------------
  Subtotal...............................................$         409,782.29
                                                         --------------------
           Total.........................................$         499,656.25
                                                         --------------------
                                                         --------------------

---------------
           (1) Aggregate cost to the Fund of the securities listed under Defined Portfolio determined by the Trustee at 4:00 p.m., Eastern time on January 31, 1996. The contracts to purchase securities are collateralized by an irrevocable letter of credit which has been issued by Istituto Bancario San Paolo Di Torino Spa, New York Branch, in the amount of $417,156.25 and deposited with the Trustee. The amount of the letter of credit includes $417,361.25 for the purchase of securities.
           (2) This represents a portion of the Fund's organizational costs, which will be deferred and amortized over the life of the Fund. Organizational costs have been estimated based on projected total assets of $25 million. To the extent the Fund is larger or smaller, the estimate may vary.
           (3) Represents the aggregate amount of mandatory distributions of $1.75 per 1,000 Units per month payable on the 1st day of each month from May, 1996 through February, 1997. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsors will be satisfied. If units are redeemed prior to February 1, 1997, the remaining portion of the distribution applicable to such units will be transferred to such account on the redemption date.
           (4) Because the value of securities at the evaluation time on the Initial Date of Deposit may differ from the amounts shown in this statement of condition, the number of Units offered on the Initial Date of Deposit will be adjusted from the initial number of Units to maintain the $1,000 per 1,000 Units offering price.
           (5) Aggregate public offering price computed on the basis of the value of the underlying securities at 4:00 p.m., Eastern time on January 31, 1996.
           (6) Assumes the maximum sales charge per 1,000 units of 2.75% of the Public Offering Price.

                             DEFINED ASSET FUNDSSM
                               PROSPECTUS--PART B
                  EQUITY INCOME FUND SELECT GROWTH PORTFOLIOS
             FURTHER INFORMATION REGARDING THE FUND MAY BE OBTAINED
     WITHIN FIVE DAYS BY WRITING OR CALLING THE TRUSTEE AT THE ADDRESS AND
        TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS PROSPECTUS.
                                     INDEX

                                                                          PAGE
                                                                     ---------
             FUND DESCRIPTION......................................          1
             RISK FACTORS..........................................          3
             HOW TO BUY UNITS......................................          5
             HOW TO SELL UNITS.....................................          6
             INCOME, DISTRIBUTIONS AND REINVESTMENT................          7
             FUND EXPENSES.........................................          8
             TAXES.................................................          8
             RECORDS AND REPORTS...................................         10
             TRUST INDENTURE.......................................         10
             MISCELLANEOUS.........................................         11
             EXCHANGE OPTION.......................................         13
             SUPPLEMENTAL INFORMATION..............................         13

FUND DESCRIPTION

THE SELECT STRATEGY

     The Select Series is designed to permit an investor to buy and hold a portfolio of equity securities for a period of approximately one year based upon a strategy. At the end of the year the strategy is reapplied and the investor may reinvest in a new portfolio, if available.

     The Fund seeks capital appreciation by acquiring and holding for about one year 10 common stocks selected by the Sponsors through the application of a quantitative model (the 'Model') developed by the Portfolio Consultant, O'Shaughnessy Capital Management, Inc. The Model is designed to identify those stocks that have a strong potential for capital appreciation. The Model identifies stocks with the following characteristics, among others: (i) expected growth rates of earnings per share of at least 20% over the next fiscal year;
(ii) expected annual growth rates of at least 20% over the next three to five years; (iii) a price to earnings ratio not exceeding the expected earnings growth rate over the next three to five years; (iv) strong recent price performance; and (v) a minimum market capitalization of $750 million. (Price to earnings ratio is calculated by taking the current stock price and dividing it by the sum of the last two reported quarterly earnings plus the projected earnings for the next two quarters.)

     The Portfolio Consultant is a registered investment adviser, organized in 1988 and based in Greenwich, Connecticut. The Portfolio Consultant is unaffiliated with any of the Sponsors.

PORTFOLIO SELECTION


     The Portfolio Consultant applied the Model to a universe of 1,600 stocks with capitalization averaging $4.20 billion and ranging from about $27.4 million to $126 billion, and provided the Sponsors with a list of stocks from which the Sponsors chose the 10 stocks in the Portfolio.


     The following table shows the percentage of stocks from the universe of 1,600 common stocks that passed the Model's expected earnings growth screens.

                                                            PERCENTAGE
YEAR                                                         OF STOCKS
----------------------------------------------------------  -----------
1985......................................................        7.56%
1986......................................................        9.00
1987......................................................       13.00
1988......................................................       13.06
1989......................................................        9.94
1990......................................................        8.75
1991......................................................        7.88
1992......................................................        9.56
1993......................................................       13.30
1994......................................................       17.19

1995......................................................       14.57


---------------

Copyright 1995. O'Shaughnessy Capital Management, Inc. All Rights Reserved.


     The Stocks identified by the Model were next screened for minimum market capitalization of $750 million. The Agent for the Sponsors further reviewed the market capitalization, liquidity and other characteristics of the identified stocks and made a final selection of ten stocks. The Securities selected through this process were those believed to have significant potential for capital appreciation, without regard to expected dividend income.


     The deposit of the Securities in the Portfolio on the initial date of deposit established a proportionate relationship among the number of shares of each Security. During the 90-day period following the initial date of deposit the Sponsors may deposit additional Securities in order to create new Units, maintaining to the extent possible that original proportionate relationship. Deposits of additional Securities subsequent to the 90-day period must generally replicate exactly the proportionate relationship among the number of shares of each Security at the end of the initial 90-day period. The ability to acquire each Security at the same time will generally depend upon the Security's availability and any restrictions on the purchase of that Security under the federal securities laws or otherwise.


     Additional Units may also be created by the deposit of cash (including a letter of credit) with instructions to purchase additional Securities. This practice could cause both existing and new investors to experience a dilution of their investments and a reduction in their anticipated income because of price fluctuations in the Securities between the time of the cash deposit and the actual purchase of the additional Securities and because the associated brokerage fees will be an expense of the Portfolio. To minimize the risk of price fluctuations when purchasing Securities, the Portfolio will try to purchase Securities as close to the Evaluation Time or at prices as close to the evaluated prices as possible. The Portfolio may also enter into program trades with unaffiliated broker/dealers, which may have the effect of increasing brokerage commissions, while reducing market risk.


     Because each Defined Asset Fund is a preselected portfolio, you know the securities before you invest. Of course, the Portfolio will change somewhat over time, as Securities are purchased upon creation of additional Units, as securities are sold to meet Unit redemptions or in other limited circumstances.

PORTFOLIO SUPERVISION

     The Portfolio follows a buy and hold investment strategy in contrast to the frequent portfolio changes of a managed fund based on economic, financial and market analyses. In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsors may instruct the Trustee to tender or sell the Security in the open market when in its opinion it is in the best interests of investors to do so. Otherwise, although the Portfolio is regularly reviewed and evaluated, because of the Model, the Portfolio is unlikely to sell any of the Securities, other than to satisfy redemptions of units, or to cease buying additional shares in connection with the issuance of Additional Units. More specifically, adverse developments concerning a Security including the adverse financial condition of the issuer, the institution of legal proceedings against the issuer, or a decline in the price or the occurrence of other market or credit factors that might otherwise make retention of the Security detrimental to the interest of investors, will generally not cause the Portfolio to dispose of a Security or cease buying it. Furthermore, the Portfolio will likely continue to hold a Security and purchase additional shares even though the assessment of a Security may have changed or subsequent to the initial date of deposit a Security may no longer satisfy the Portfolio's selection criteria.

RISK FACTORS

     An investment in the Fund entails certain risks, including the risk that the value of your investment will decline if the financial condition of the issuers of the Securities becomes impaired or if the general condition of the stock market worsens and the risk that holders of common stocks have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital provided by debt securities. Common stocks in general may be especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. In addition, the Model and the Portfolio Consultant have only a limited track record. There can be no guarantee that the Model will be effective in achieving the objective of the Fund. The Sponsors cannot predict the direction or scope of any of these factors.

     The Portfolio may be concentrated in one or more of types of issuers. Concentration may involve additional risk because of the decreased diversification of economic, financial and market risks. Set forth below is a brief description of certain risks associated with Securities which may be held by the Fund. Additional information is contained in the Information Supplement which is available from the Trustee at no charge to the investor.


COMPUTER COMPANIES

     The computer industry is rapidly developing and highly competitive, both domestically and internationally, and tends to be relatively volatile as compared to other types of investments. Certain of these companies may be smaller and less seasoned companies with limited product lines, markets or financial resources and limited management or marketing personnel. These industries are characterized by a high degree of investment to maintain competitiveness and are affected by worldwide scientific and technological developments (and resulting product obsolescence) as well as government regulation, increase in material or labor costs, changes in distribution channels and the need to manage inventory levels in line with product demand. Other risk factors include short product life cycles, aggressive pricing and reduced profit margins, dramatic and often unpredictable changes in growth rates, frequent new product introduction, the need to enhance existing products, intense competition from large established companies and potential competition from small start up companies.


AMERICAN DEPOSITARY SHARES AND RECEIPTS

     American Depositary Shares ('ADSs') and receipts therefor ('ADRs') are issued by an American bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. Generally, ADSs and ADRs are designed for use in the United States securities markets. For purposes of this Prospectus, the term ADR generally includes ADSs.

     The securities of any foreign issuers in the Fund may be in ADR form (see Portfolio). ADRs represent common stock deposited with a custodian in a depositary. ADRs may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the ADR holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The terms and conditions of depositary facilities may result in less liquidity or lower market prices for ADRs than for the underlying shares.

     For those Securities that are ADRs, currency fluctuations will affect the U.S. dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the ADRs and consequently the value of the Securities. The depositary bank that issues an ADR generally charges a fee, based on the price of the ADR, upon issuance and cancellation of the ADR. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. The depositary bank also incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying share represented by the ADR than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials, arising from applications of the tax laws of one nation to the nationals of another and from certain practices in the ADR market may also exist with respect to certain ADRs. In varying degrees, any or all of these factors may affect the value of the ADR compared with the value of the underlying shares in the local market. In addition, the rights of holders of ADRs may be different than those of holders of the underlying shares, and the market for ADRs may be less liquid than that for the underlying shares. ADRs are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

LIQUIDITY

     Whether or not the Securities are listed on a national securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Fund may be restricted under the Investment Company Act of 1940 from selling Securities to the Sponsors. The price at which the Securities may be sold to meet redemptions and the value of the Fund will be adversely affected if trading markets for the Securities are limited or absent.

LITIGATION AND LEGISLATION

     The Sponsors do not know of any pending litigation as of the initial date of deposit that might reasonably be expected to have a material adverse effect on the Fund, although pending litigation may have a material adverse effect on the value of Securities in the Fund. In addition, at any time after the initial date of deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, affecting the Securities in the Portfolio or the issuers of the Securities. Changing approaches to regulation may have a negative impact on certain companies represented in the Portfolio. There can be no assurance that future litigation, legislation, regulation or deregulation will not have a material adverse effect on the Portfolio or will not impair the ability of the issuers of the Securities to achieve their business goals. From time to time Congress considers proposals to reduce the rate of the dividends-received deduction. This type of legislation, if enacted into law, would adversely affect the after-tax return to investors who can take advantage of the deduction. See Taxes.

LIFE OF THE FUND; FUND TERMINATION

     The size and composition of the Portfolio will be affected by the level of redemptions of Units that may occur from time to time. Principally, this will depend upon the number of investors seeking to sell or redeem their Units or participating in a rollover. The Portfolio will be terminated no later than the mandatory termination date specified in Part A of the Prospectus. It will terminate earlier upon the disposition of the last Security or upon the consent of investors holding 51% of the Units. The Portfolio may also be terminated earlier by the Sponsors once its total assets have fallen below the minimum value specified in Part A of the Prospectus. A decision by the Sponsors to terminate the Portfolio early, which will likely be made following the rollover, will be based on factors such as the size of the Portfolio relative to its original size, the ratio of Portfolio expenses to income, and the cost of maintaining a current prospectus.

     Notice of impending termination will be provided to investors and thereafter units will no longer be redeemable. On or shortly before termination, the Trustee will seek to dispose of any Securities remaining in the Portfolio although any Security unable to be sold at a reasonable price may continue to be held by the Trustee in a liquidating trust pending its final disposition. A proportional share of the expenses associated with termination, including brokerage costs in disposing of Securities, will be borne by investors remaining at that time. This may have the effect of reducing the amount of proceeds those investors are to receive in any final distribution.

HOW TO BUY UNITS

     Units are available from any of the Sponsors, Underwriters and other broker-dealers at the Public Offering Price. The Public Offering Price varies each Business Day with changes in the value of the Portfolio and other assets and liabilities of the Fund.

PUBLIC OFFERING PRICE

     Units are charged a combination of Initial and Deferred Sales Charges equal, in the aggregate, to a maximum charge of 2.75% of the public offering price or, for quantity purchases of units of all Select Portfolios by an investor and the investor's spouse and minor children, or by a single trust estate or fiduciary account, made on a single day, the following percentages of the public offering price:

                                             APPLICABLE SALES CHARGE
                                         (GROSS UNDERWRITING PROFIT)
                                    ------------------------------------
                                    AS % OF PUBLIC       AS % OF NET
AMOUNT PURCHASED                    OFFERING PRICE     AMOUNT INVESTED
----------------------------------  -----------------  -----------------
Less than $50,000.................           2.75%             2.778%
$50,000 to $99,999................           2.50              2.519
$100,000 to $249,999..............           2.00              2.005
$250,000 or more..................           1.75              1.750

     The Deferred Sales Charge is a monthly charge of $1.75 per 1,000 units and is accrued in ten monthly installments commencing on the date indicated in part A of this Prospectus. Units redeemed or repurchased prior to the accrual of the final Deferred Sales Charge installment will have the amount of any remaining installments deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind distribution, although this deduction will be waived in the event of the death or disability (as defined in the Internal Revenue Code of 1986) of an investor. The Initial Sales Charge is equal to the aggregate sales charge, determined as described above, less the aggregate amount of any remaining installments of the Deferred Sales Charge.

     It is anticipated that Securities will not be sold to pay the Deferred Sales Charge until after the date of the last installment. Investors will be at risk for market price fluctuations in the Securities from the several installment accrual dates to the dates of actual sale of Securities to satisfy this liability.

     Employees of certain Sponsors and Sponsor affiliates and non-employee directors of Merrill Lynch & Co. Inc. may purchase Units subject only to the Deferred Sales Charge.

EVALUATIONS

     Evaluations are determined by the Trustee on each Business Day. This excludes Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas. If the Securities are listed on a national securities exchange or The Nasdaq National Market, evaluations are generally based on closing sales prices on that exchange or that system (unless the Trustee deems these prices inappropriate) or, if closing sales prices are not available, at the mean between the closing bid and offer prices. If the Securities are not listed or if listed but the principal market is elsewhere, the evaluation is generally determined based on sales prices of the Securities on the over-the-counter market or, if sales prices in that market are not available, on the basis of the mean between current bid and offer prices for the Securities or for comparable securities or by appraisal or by any combination of these methods. Neither the Sponsors nor the Trustee guarantee the enforceability, marketability or price of any Securities.

NO CERTIFICATES

     All investors are required to hold their Units in uncertifcated form and in 'street name' by their broker, dealer or financial institution at the Depository Trust Company ('DTC').

HOW TO SELL UNITS

SPONSORS' MARKET FOR UNITS

     You can sell your Units at any time without a fee (other than the deduction after the initial offering period for the costs of liquidating Securities). The Sponsors (although not obligated to do so) will normally buy any Units offered for sale at the repurchase price next computed after receipt of the order. The Sponsors have maintained secondary markets in Defined Asset Funds for over 20 years. Primarily because of the sales charge and fluctuations in the market value of the Securities, the sale price may be less than the cost of your Units. You should consult your financial professional for current market prices to determine if other broker-dealers or banks are offering higher prices for Units.

     The Sponsors may discontinue this market without prior notice if the supply of Units exceeds demand or for other business reasons. The Sponsors may reoffer or redeem Units repurchased.

TRUSTEE'S REDEMPTION OF UNITS

     You may redeem your Units by sending the Trustee a redemption request. Signatures must be guaranteed by an eligible institution. In certain instances, additional documents may be required such as a certificate of death, trust instrument, certificate of corporate authority or appointment as executor, administrator or guardian. If the Sponsors are maintaining a market for Units, they will purchase any Units tendered at the repurchase price described above. If they do not purchase Units tendered, the Trustee is authorized in its discretion to sell Units in the over-the-counter market if it believes it will obtain a higher net price for the redeeming investor.

     By the seventh calendar day after tender you will be mailed an amount equal to the Redemption Price per Unit. Because of market movements or changes in the Portfolio, this price may be more or less than the cost of your Units. The Redemption Price per Unit is computed each Business Day by adding the value of the Securities, declared but unpaid dividends on the Securities, cash and the value of any other Fund assets; deducting unpaid taxes or other governmental charges, accrued but unpaid Fund expenses and accrued but unpaid Deferred Sales Charges, unreimbursed Trustee advances, cash held to redeem Units or for distribution to investors and the value of any other Fund liabilities; and dividing the result by the number of outstanding Units.

     Any investor owning Units representing Securities with a value of at least $500,000 who redeems those Units prior to the rollover notification date indicated in Part A of the Prospectus may, in lieu of cash redemption, request distribution in kind of an amount and value of Securities per Unit equal to the otherwise applicable Redemption Price per Unit. Whole shares of each Security together with cash from the Capital Account equal to any fractional shares to which the investor would be entitled (less any Deferred Sales Charge payable) will be paid over to a distribution agent and either held for the account of the investor or disposed of in accordance with instructions of the investor. Any brokerage commissions on sales of Securities in connection with in-kind redemptions will be borne by the redeeming investors. The in-kind redemption option may be terminated by the Sponsors at any time upon prior notice to investors.

     After the initial offering period, the repurchase and cash redemption prices will be reduced to reflect the cost to the Fund of liquidating Securities to meet the redemption.

     If cash is not available in the Fund's Income and Capital Accounts to pay redemptions, the Trustee may sell Securities selected by the Agent for the Sponsors in a manner designed to maintain, to the extent practicable, the proportionate relationship among the number of shares of each Security. These sales are often made at times when the Securities would not otherwise be sold and may result in lower prices than might be realized otherwise and will also reduce the size and diversity of the Fund.

     Redemptions may be suspended or payment postponed if the New York Stock Exchange is closed other than for customary weekend and holiday closings, if the SEC determines that trading on that Exchange is restricted or that an emergency exists making disposal or evaluation of the Securities not reasonably practicable, or for any other period permitted by the SEC.

ROLLOVER

     In lieu of redeeming their Units or receiving liquidation proceeds upon the termination of the Fund, investors may elect, by written notice to the Trustee prior to the rollover notification date indicated in Part A, to apply their proportional interest in the Securities and other assets of the Fund toward the purchase of units of a new Select Growth Portfolio (if available). It is expected that the terms of any new portfolio, including this rollover feature, will be substantially the same as those of the Fund.

     A rollover of an investor's units is accomplished by the in-kind redemption of his Units of the Fund followed by the sale of the underlying Securities by a distribution agent on behalf of participating investors and the reinvestment of the sale proceeds (net of brokerage fees, governmental charges and other sale expenses) in units of the new Select Growth Portfolio at their net asset value.


     The Sponsors intend to sell the distributed Securities, on behalf of the distribution agent, as quickly as practicable and then to create units of the new Select Growth Portfolio as quickly as possible, subject in both cases to the Sponsors' sensitivity that the concentrated sale and purchase of large volumes of securities may affect market prices in a manner adverse to the interest of investors. Accordingly, the Sponsors may, in their sole discretion, undertake a more gradual sale of the distributed Securities and a more gradual creation of units of the new Select Growth Portfolio to help mitigate any negative market price consequences caused by this large volume of securities trades. In order to minimize potential losses caused by market movement during the rollover period, the Sponsors may enter into program trades, which might increase brokerage commissions payable by investors. There can be no assurance, however, that any trading procedures will be successful or might not result in less advantageous prices. Pending the investment of rollover proceeds in the securities to comprise the new portfolio, those moneys may be uninvested for up to several days.


     Investors participating in the rollover may realize taxable capital gains from the rollover but will not be entitled to a deduction for certain capital losses and, because of the rollover procedures, will not receive a cash distribution with which to pay those taxes. Investors who do not participate will continue to hold their Units until the termination of the Fund; however, depending upon the extent of participation in the rollover, the aggregate size of the Fund may be sharply reduced resulting in a significant increase in per Unit expenses.

     The Sponsors may, in their sole discretion and without penalty or liability to investors, decide not to sponsor a new Select Growth Portfolio or to modify the terms of the rollover. Prior notice of any decision would be provided to investors.

     The Division of Investment Management of the SEC is of the view that the rollover option constitutes an 'exchange offer', for the purposes of Section 11(c) of the Investment Company Act of 1940, and would therefore be prohibited absent an exemptive order. The Sponsors have received exemptive orders under
Section 11(c) which they believe permit them to offer the rollover, but no assurance can be given that the SEC will concur with the Sponsors' position and additional regulatory approvals may be required.

INCOME, DISTRIBUTIONS AND REINVESTMENT

INCOME AND DISTRIBUTIONS


     Although current dividend income is not an objective of the Fund, and it is anticipated that expenses will exceed available income, the annual income per Unit will depend primarily upon the amount of dividends declared and paid by the issuers of the Securities and changes in the expenses of the Fund and, to a lesser degree, upon the level of purchases of additional Securities and sales of Securities. There is no assurance that dividends on the Securities will continue at their current levels or be declared at all.

     Each Unit receives an equal share of distributions of dividend income. Dividends received are credited to an Income Account and other receipts to a Capital Account. A Reserve Account may be created by withdrawing from the Income and Capital Accounts amounts considered appropriate by the Trustee to reserve for any material amount that may be payable out of the Fund. Funds held by the Trustee in the various accounts do not bear interest. In addition, distributions of amounts necessary to pay the Deferred Sales Charge will be made from the Capital Account to an account maintained by the Trustee for purposes of satisfying investors' sales charge obligations. Although the Sponsors may collect the Deferred Sales Charge monthly, to keep Units more fully invested the Sponsors currently do not anticipate sales of Securities to pay the deferred sales charge until after the rollover notification date. Proceeds of the disposition of any Securities not used to pay Deferred Sales Charge or to redeem Units will be held in the Capital Account and distributed following liquidation of the Fund.

REINVESTMENT

     Any income and principal distributions on Units may be reinvested by participating in the Fund's reinvestment plan. Under the plan, the Units acquired for investors will be either Units already held in inventory by the Sponsors or new Units created by the Sponsors' deposit of additional Securities, contracts to purchase additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase additional Securities. Deposits or purchases of additional Securities will generally be made so as to maintain the then existing proportionate relationship among the number of shares of each Security in the Fund. Units acquired by reinvestment will not be subject to the initial sales charge but will be subject to any remaining installments of Deferred Sales Charge. The Sponsors reserve the right to amend, modify or terminate the reinvestment plan at any time without prior notice. Investors holding Units in 'street name' should contact their broker, dealer or financial institution if they wish to participate in the reinvestment plan.

FUND EXPENSES

     Estimated annual Fund expenses are listed in Part A of the Prospectus; if actual expenses exceed the estimate, the excess will be borne by the Fund. To the extent that expenses exceed the amount available in the Income Account, the Trustee is authorized to sell Securities and pay the excess expenses from the Capital Account. The estimated expenses do not include the brokerage commissions payable by the Fund in purchasing and selling Securities. The Trustee's annual fee is payable in monthly installments. The Trustee also benefits when it holds cash for the Fund in non-interest bearing accounts. Possible additional charges include Trustee fees and expenses for extraordinary services, costs of indemnifying the Trustee and the Sponsors, costs of action taken to protect the Fund and other legal fees and expenses, Fund termination expenses and any governmental charges. The Trustee has a lien on Fund assets to secure reimbursement of these amounts and may sell Securities for this purpose if cash is not available. The Sponsors receive an annual fee of a maximum of $0.35 per 1,000 Units to reimburse them for the cost of providing Portfolio supervisory services to the Fund. While the fee may exceed their costs of providing these services to the Fund, the total supervision fees from all Series of Equity Income Fund will not exceed their costs for these services to all of those Series during any calendar year. The Sponsors may also be reimbursed for their costs of providing bookkeeping and administrative services to the Fund, currently estimated at $0.10 per 1,000 Units. The Trustee's and Sponsors' fees may be adjusted for inflation without investors' approval.


     All or a portion of expenses incurred in establishing the Fund, including the cost of the initial preparation of documents relating to the Fund, Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses will be paid by the Fund and amortized over the life of the Fund. Advertising and selling expenses will be paid from the Underwriting Account at no charge to the Fund. Defined Asset Funds can be a cost-effective way to purchase and hold investments. Annual operating expenses are generally lower than for managed funds. Because Defined Asset Funds have no management fees, limited transaction costs and no ongoing marketing expenses, operating expenses are generally less than 0.25% a year. When compounded annually, small differences in expense ratios can make a big difference in your investment results.

TAXES

     The following discussion addresses only the tax consequences of Units held as capital assets and does not address the tax consequences of Units held by dealers, financial institutions or insurance companies.

     In the opinion of Davis Polk & Wardwell, special counsel for the Sponsors, under existing law:

        The Fund is not an association taxable as a corporation for federal income tax purposes. Each investor will be considered the owner of a pro rata portion of each Security in the Fund under the grantor trust rules of Sections 671-679 of the Internal Revenue Code of 1986, as amended (the 'Code'). Each investor will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are received by the Fund, regardless of whether such dividends are used to pay a portion of the current ongoing expenses or whether they are automatically reinvested (see Reinvestment Plan).

        Dividends considered to have been received by an investor from domestic corporations which constitute dividends for federal income tax purposes will generally qualify for the dividends-received deduction, which is currently 70%, for corporate investors. Depending upon the individual corporate investor's circumstances, limitations on the availability of the dividends-received deduction may be applicable. Further, Congress from time to time considers proposals that would adversely affect the after-tax return to investors who can take advantage of the deduction. For example, on December 7, 1995, the Clinton Administration proposed reducing the dividends-received deduction to 50% for dividends paid or accrued after January 31, 1996. Investors are urged to consult their own tax advisers.


        An individual investor who itemizes deductions will be entitled to deduct his pro rata share of current ongoing expenses paid by the Fund only to the extent that this amount together with the investor's other miscellaneous deductions exceeds 2% of his adjusted gross income.

        The investor's basis in his Units will equal the cost of his Units, including the initial sales charge. A portion of the sales charge is deferred until the termination of the Fund or the redemption of the Units. The proceeds received by an investor upon such event will reflect deduction of the deferred amount (the 'Deferred Sales Charge' and a charge for organizational expenses). The annual statement and the relevant tax reporting forms received by investors will be based upon the amounts paid to them, net of the Deferred Sales Charge and the charge for organizational expenses. Accordingly, investors should not increase their basis in their Units by the Deferred Sales Charge amount or any amount used to pay organizational expenses.

        A distribution of Securities by the Trustee to an investor (or to his agent) upon redemption of Units will not be a taxable event to the investor or to other investors. The redeeming or exchanging investor's basis for such Securities will be equal to his basis for the same Securities (previously represented by his Units) prior to such redemption or exchange, and his holding period for such Securities will include the period during which he held his Units. An investor will have a taxable gain or loss, which will be a capital gain or loss, when the investor (or his agent) sells the Securities so received in redemption for cash, when a redeeming or exchanging investor receives cash in lieu of fractional shares, when the investor sells his Units for cash or when the Trustee sells the Securities from the Fund. However, deductions may be disallowed for losses realized by investors who invest their redemption proceeds in a new Select Growth Portfolio ('rollover investor') within 30 days of redemption to the extent that the securities in that series are substantially identical to the old Securities.


        Capital gains are currently taxed at the same rate as ordinary income. However, the excess of net long-term capital gains over net short-term capital losses may be taxed at a lower rate than ordinary income for certain noncorporate taxpayers. A capital gain or loss is long-term if the asset is held for more than one year and short-term if held for one year or less. The deduction of capital losses is subject to limitations. The lower net capital gain tax rate will be unavailable to those noncorporate investors who, as of the Mandatory Termination Date (or earlier termination of the Fund), have held their units for less than a year and a day. Similarly, with respect to noncorporate rollover investors, this lower rate will be unavailable if, as of the beginning of the rollover period, those investors have held their shares for less than a year and a day.


        Under the income tax laws of the State and City of New York, the Fund is not an association taxable as a corporation and the income of the Fund will be treated as the income of the investors in the same manner as for federal income tax purposes.

        The foregoing discussion relates only to the tax treatment of U.S. investors with regard to federal and certain aspects of New York State and City income taxes. Investors may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisors in this regard. Investors that are not U.S. citizens or residents ('foreign investors') should be aware that dividend distributions from the Fund will generally be subject to a withholding tax of 30%, or a lower treaty rate, such as 15%, depending on their country of residence. Foreign investors should consult their tax advisors on their eligibility for the withholding rate under applicable treaties.
                                   *  *  *  *

     At the termination of the Fund, the Trustee will furnish to each investor an annual statement containing information relating to the dividends received by the Fund on the Securities, the gross proceeds received by the Fund from the disposition of any Security (resulting from redemption or the sale by the Fund of any Security), and the fees and expenses paid by the Fund. The Trustee will also furnish annual information returns to each investor and to the Internal Revenue Service.

RETIREMENT PLANS

     This Series of Equity Income Fund may be well suited for purchase by Individual Retirement Accounts ('IRAs'), Keogh plans, pension funds and other qualified retirement plans, certain of which are briefly described below. Generally, capital gains and income received in each of the foregoing plans are exempt from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special 5 or 10 year averaging or tax-deferred rollover treatment. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering participation in any of these plans should review specific tax laws related thereto and should consult their attorneys or tax advisors with respect to the establishment and maintenance of any of these plans. These plans are offered by brokerage firms, including the Sponsor of this Fund, and other financial institutions. Fees and charges with respect to such plans may vary.

     Retirement Plans for the Self-Employed--Keogh Plans. Units of the Fund may be purchased by retirement plans established for self-employed individuals, partnerships or unincorporated companies ('Keogh plans'). The assets of a Keogh plan must be held in a qualified trust or other arrangement which meets the requirements of the Code. Keogh plan participants may also establish separate IRAs (see below) to which they may contribute up to an additional $2,000 per year ($2,250 in a spousal account).

     Individual Retirement Account--IRA, Any individual can make use of a qualified IRA arrangement for the purchase of Units of the Fund. Any individual (including one covered by an employer retirement plan) can make a contribution in an IRA equal to the lesser of $2,000 ($2,250 in a spousal account) or 100% of earned income; such investment must be made in cash. However, the deductible amount an individual may contribute will be reduced if the individual's adjusted gross income exceeds $25,000 (in the case of a single individual), $40,000 (in the case of married individuals filing a joint return) or $200 (in the case of a married individual filing a separate return). Certain transactions which are prohibited under Section 408 of the Code will cause all or a portion of the amount in an IRA to be deemed to the distributed and subject to tax at that time. Unless nondeductible contributions were made in 1987 or a later year, all distributions from an IRA will be treated as ordinary income but generally are eligible for tax-deferred rollover treatment. Taxable distributions made before attainment of age 59 1/2, except in the case of the participant's death or disability or where the amount distributed is part of a series of substantially equal periodic (at least annual) payments that are to be made over the life expectancies of the participant and his or her beneficiary, are generally subject to a surtax in an amount equal to 10% of the distribution.

     Corporate Pension and Profit-Sharing Plans. A pension or profit-sharing plan for employees of a corporation may purchase Units of the Fund.

RECORDS AND REPORTS

     The Trustee keeps a register of the names, addresses and holdings of all investors. The Trustee also keeps records of the transactions of the Fund, including a current list of the Securities and a copy of the Indenture, which may be inspected by investors at reasonable times during business hours.

     With each distribution, the Trustee includes a statement of the amounts of income and any other receipts being distributed. Following the termination of the Fund, the Trustee sends each investor of record a statement summarizing transactions in the Fund's accounts including amounts distributed from them, identifying Securities sold and purchased and listing Securities held and the number of Units outstanding at termination and stating the Redemption Price per 1,000 Units at termination, and the fees and expenses paid by the Fund, among other matters. Fund accounts may be audited by independent accountants selected by the Sponsors and any report of the accountants will be available from the Trustee on request.

TRUST INDENTURE

     The Fund is a 'unit investment trust' created under New York law by a Trust Indenture among the Sponsors and the Trustee. This Prospectus summarizes various provisions of the Indenture, but each statement is qualified in its entirety by reference to the Indenture.

     The Indenture may be amended by the Sponsors and the Trustee without consent by investors to cure ambiguities or to correct or supplement any defective or inconsistent provision, to make any amendment required by the SEC or other governmental agency or to make any other change not materially adverse to the interest of investors (as determined in good faith by the Sponsors). The Indenture may also generally be amended upon consent of investors holding 51% of the Units. No amendment may reduce the interest of any investor in the Fund without the investor's consent or reduce the percentage of Units required to consent to any amendment without unanimous consent of investors. Investors will be notified of the substance of any amendment.

     The Trustee may resign upon notice to the Sponsors. It may be removed by investors holding 51% of the Units at any time or by the Sponsors without the consent of investors if it becomes incapable of acting or bankrupt, its affairs are taken over by public authorities, or if under certain conditions the Sponsors determine in good faith that its replacement is in the best interest of the investors. The resignation or removal becomes effective upon acceptance of appointment by a successor; in this case, the Sponsors will use their best efforts to appoint a successor promptly; however, if upon resignation no successor has accepted appointment within 30 days after notification, the resigning Trustee may apply to a court of competent jurisdiction to appoint a successor.

     Any Sponsor may resign so long as one Sponsor with a net worth of $2,000,000 remains. A new Sponsor may be appointed by the remaining Sponsors and the Trustee to assume the duties of the resigning Sponsor. If there is only one Sponsor and it fails to perform its duties or becomes incapable of acting or bankrupt or its affairs are taken over by public authorities, the Trustee may appoint a successor Sponsor at reasonable rates of compensation, terminate the Indenture and liquidate the Fund or continue to act as Trustee without a Sponsor. Merrill Lynch, Pierce, Fenner & Smith Incorporated has been appointed as Agent for the Sponsors by the other Sponsors.

     The Sponsors and the Trustee are not liable to investors or any other party for any act or omission in the conduct of their responsibilities absent bad faith, willful misfeasance, negligence (gross negligence in the case of a Sponsor) or reckless disregard of duty. The Indenture contains customary provisions limitingthe liability of the Trustee.

MISCELLANEOUS

LEGAL OPINION

     The legality of the Units has been passed upon by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors.

AUDITORS

     The Statement of Condition in Part A of the Prospectus was audited by Deloitte & Touche LLP, independent accountants, as stated in their opinion. It is included in reliance upon that opinion given on the authority of that firm as experts in accounting and auditing.

TRUSTEE

     The Trustee and its address are stated on the back cover of the Prospectus. The Trustee is subject to supervision by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and either the Comptroller of the Currency or state banking authorities.

SPONSORS

     The Sponsors are listed on the back cover of the Prospectus. They may include Merrill Lynch, Pierce, Fenner & Smith Incorporated, a wholly-owned subsidiary of Merrill Lynch Co. Inc.; Smith Barney Inc., an indirect wholly-owned subsidiary of The Travelers Inc.; Prudential Securities Incorporated, an indirect wholly-owned subsidiary of the Prudential Insurance Company of America, and Dean Witter Reynolds, Inc., a principal operating subsidiary of Dean Witter Discover & Co. Each Sponsor, or one of its predecessor corporations, has acted as Sponsor of a number of series of unit investment trusts. Each Sponsor has acted as principal underwriter and managing underwriter of other investment companies. The Sponsors, in addition to participating as members of various selling groups or as agents of other investment companies, execute orders on behalf of investment companies for the purchase and sale of securities of these companies and sell securities to these companies in their capacities as brokers or dealers in securities.

PUBLIC DISTRIBUTION

     During the initial offering period and thereafter to the extent additional Units continue to be offered for sale to the public by means of this Prospectus, Units will be distributed directly to the public by this Prospectus at the Public Offering Price determined in the manner provided above or to selected dealers who are members of the National Association of Securities Dealers, Inc. at a concession not in excess of the maximum sales charge. The Sponsors intend to qualify Units for sale in all states in which qualification is deemed necessary through the Underwriting Account and by dealers who are members of the National Association of Securities Dealers, Inc.. The Sponsors do not intend to qualify Units for sale in any foreign countries and this Prospectus does not constitute an offer to sell Units in any country where Units cannot lawfully be sold.

UNDERWRITERS' AND SPONSORS' PROFITS

     Upon sale of the Units, the Underwriters will be entitled to receive sales charges; each Underwriters' interest in the Underwriting Account will depend on the number of Units acquired through the issuance of additional Units. The Sponsors also realize a profit or loss on deposit of the Securities equal to the difference between the cost of the Securities to the Fund (based on the aggregate value of the Securities on their date of deposit) and the purchase price of the Securities to the Sponsors plus commissions payable by the Sponsors. In addition, a Sponsor or Underwriter may realize profits or sustain losses on Securities it deposits in the Fund which were acquired from underwriting syndicates of which it was a member. During the initial offering period, the Underwriting Account also may realize profits or sustain losses as a result of fluctuations after the initial date of deposit in the Public Offering Price of the Units. In maintaining a secondary market for Units, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy Units and the prices at which they resell these Units (which include the sales charge) or the prices at which they redeem the Units. Cash, if any, made available by buyers of Units to the Sponsors prior to a settlement date for the purchase of Units may be used in the Sponsors' businesses to the extent permitted by Rule 15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsors.

PERFORMANCE INFORMATION

     Information on the performance of the Fund for various periods, on the basis of changes in Unit price plus the amount of dividends and capital gains reinvested, may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Holders. Total return figures are not averaged, and may not reflect deduction of the sales charge, which would decrease the return. Average annualized return figures reflect deduction of the maximum sales charge. No provision is made for any income taxes payable.

     Past performance of any series may not be indicative of results of future series. Fund performance may be compared to the performance of the DJIA, the S&P 500 Composite Price Stock Index, the S&P MidCap 400 Index, or performance data from publications such as Lipper Analytical Services, Inc., Morningstar Publications, Inc., Money Magazine, The New York Times, U.S. News and World Report, Barron's, Business Week, CDA Investment Technology, Inc., Forbes Magazine or Fortune Magazine. Performance of the Stocks may be compared in sales literature to performance of the S&P 500 Stock Price Composite Index, to which may be added by year various national and international political and economic events, and certain milestones in price and market indicators and in offerings of Defined Asset Funds. This performance may also be compared for various periods with an investment in short-term U.S. Treasury securities; however, the investor should bear in mind that Treasury securities are fixed income obligations, having the highest credit characterisitics, while the Stocks involve greater risk because they have no maturities, and income thereon is subject to the financial condition of, and declaration by, the issuers.

DEFINED ASSET FUNDS

     For decades informed investors have purchased unit investment trusts for dependability and professional selection of investments. Defined Asset Funds' philosophy is to allow investors to 'buy with knowledge' (because, unlike managed funds, the portfolio is relatively fixed) and 'hold with confidence' (because the portfolio is professionally selected and regularly reviewed). Defined Asset Funds offers an array of simple and convenient investment choices, suited to fit a wide variety of personal financial goals--a buy and hold strategy for capital accumulation, such as for children's education or retirement, or attractive, regular current income consistent with the preservation of principal. Unit investment trusts are particularly suited for the many investors who prefer to seek long-term profits by purchasing sound investments and holding them, rather than through active trading. Few individuals have the knowledge, resources or capital to buy and hold a diversified portfolio on their own; it would generally take a considerable sum of money to obtain the breadth and diversity that Defined Asset Funds offer. Your investment objectives may call for a combination of Defined Asset Funds.

     One of the most important investment decisions you face may be how to allocate your investments among asset classes. Diversification among different kinds of investments can balance the risks and rewards of each one. Most investment experts recommend stocks for long-term capital growth. Long-term corporate bonds offer relatively high rates of interest income. By purchasing both defined equity and defined bond funds, investors can receive attractive current income, as well as growth potential, offering some protection against inflation. From time to time various advertisements, sales literature, reports and other information furnished to current or prospective investors may present the average annual compounded rate of return of selected asset classes over various periods of time, compared to the rate of inflation over the same periods.

     Investors may pursue investment growth to meet long-term goals such as children's education or retirement. But they are faced with decisions of selecting stock groups, choosing individual stocks, determining when to buy and sell and how to reinvest sales proceeds. Growth stocks--those whose price is expected to appreciate above average usually because of superior growth in earnings per share--can be difficult to select successfully because their prices tend to be more volatile than more established stocks and, by the time they are discovered by ordinary investors, their prices may have already increased beyond attractive levels or may be susceptible to dramatic declines if actual performance is less than anticipated. The Select Growth Portfolio, through the screening process to identify stocks with superior prospects for earnings growth, seeks to provide definition and discipline, and to avoid emotional reactions, in growth stock investing. This approach looks for 'discounted' growth stocks that may otherwise be overlooked.

EXCHANGE OPTION

     You may exchange Fund Units for units of other Select Growth Portfolios or any Select Ten Portfolios subject only to the remaining deferred sales charge on the units received. Holders of units of any Select Growth Portfolio, Select Ten Portfolio, or any other Defined Asset Fund with a regular maximum sales charge of at least 3.50%, or of any unaffiliated unit trust with a regular maximum sales charge of at least 3.0%, may exchange those units for Units of this Fund at their relative net asset values, subject only to the remaining Deferred Sales Charge on Fund Units.

     To make an exchange, you should contact your financial professional to find out what suitable exchange funds are available and to obtain a prospectus. You may acquire units of only those exchange funds in which the Sponsors are maintaining a secondary market and which are lawfully for sale in the state where you reside. Except for the reduced sales charge, an exchange is a taxable event normally requiring recognition of any gain or loss on the units exchanged. However, the Internal Revenue Service may seek to disallow a loss if the portfolio of the units acquired is not materially different from the portfolio of the units exchanged; you should consult your own tax advisor. If the proceeds of units exchanged are insufficient to acquire a whole number of exchange fund units, you may pay the difference in cash (not exceeding the price of a single unit acquired).

     As the Sponsors are not obligated to maintain a secondary market in any series, there can be no assurance that units of a desired series will be available for exchange. The Exchange Option may be amended or terminated at any time without notice.

SUPPLEMENTAL INFORMATION


     Upon writing or calling the Trustee shown on the back cover of this Prospectus, investors will receive without charge supplemental information about the Fund, which has been filed with the SEC. The supplemental information includes more detailed risk factor disclosure about the types of securities that may be part of the Portfolio and general information about the structure and operation of the Fund.

                             Defined
                             Asset FundsSM

SPONSORS:                          EQUITY INCOME FUND
Merrill Lynch,                     SELECT GROWTH PORTFOLIO
Pierce, Fenner & Smith Incorporated1996 SERIES A
Defined Asset Funds
P.O. Box 9051
Princeton, N.J. 08543-9051         This Prospectus does not contain all of the
(609) 282-8500                     information with respect to the investment
Smith Barney Inc.                  company set forth in its registration
Unit Trust Department              statement and exhibits relating thereto which
388 Greenwich Street--23rd Floor   have been filed with the Securities and
New York, NY 10013                 Exchange Commission, Washington, D.C. under
1-800-223-2532                     the Securities Act of 1933 and the Investment
PaineWebber Incorporated           Company Act of 1940, and to which reference
1200 Harbor Blvd.                  is hereby made.
Weehawken, N.J. 07087              ------------------------------
(201) 902-3000                     No person is authorized to give any
Prudential Securities Incorporated information or to make any representations
One Seaport Plaza                  with respect to this investment company not
199 Water Street                   contained in its registration statement and
New York, N.Y. 10292               exhibits relating thereto; and any
(212) 776-1000                     information or representation not contained
Dean Witter Reynolds Inc.          therein must not be relied upon as having
Two World Trade Center--59th Floor been authorized.
New York, N.Y. 10048               ------------------------------
(212) 392-2222                     When Units of this Fund are no longer
TRUSTEE:                           available or for investors who may reinvest
The Bank of New York               into subsequent Select Growth Portfolios,
Unit Investment Trust Department   this Prospectus may be used as a preliminary
Box 974                            prospectus for a future series, and investors
Wall Street Station                should note the following:
New York, N.Y. 10268-0974          Information contained herein is subject to
1-800-221-7771                     amendment. A registration statement relating
                                   to securities of a future series has been filed with the Securities and Exchange
                                   Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.
                                   This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                                                      15175--2/96

                                    PART II

             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

                                                                SEC FILE OR
                                                               IDENTIFICATION           DATE
                                                                   NUMBER              FILED
                                                            ----------------------------------------
   I.  Bonding Arrangements and Date of Organization of the
            Depositors filed pursuant to Items A and B of
            Part II of the Registration Statement on Form
            S-6 under the Securities Act of 1933:
            Merrill Lynch, Pierce, Fenner & Smith
            Incorporated                                          2-52691             1/17/95
            Smith Barney Inc. ..............................      33-29106            6/29/89
            PaineWebber Incorporated .......................      2-87965             11/18/83
            Prudential Securities Incorporated..............      2-61418             4/26/78
            Dean Witter Reynolds Inc. ......................      2-60599              1/4/78
   II.  Information as to Officers and Directors of the
            Depositors filed pursuant to Schedules A and D
            of Form BD under Rules 15b1-1 and 15b3-1 of the
            Securities Exchange Act of 1934:
            Merrill Lynch, Pierce, Fenner & Smith
            Incorporated                                           8-7221         5/26/94, 6/29/92
            Smith Barney Inc. ..............................       8-8177         8/29/94, 8/2/93
            PaineWebber Incorporated .......................      8-16267         4/20/94, 7/31/86
            Prudential Securities Incorporated..............      8-27154         6/30/94, 6/20/88
            Dean Witter Reynolds Inc. ......................      8-14172         2/23/94, 4/9/91
   III.  Charter documents of the Depositors filed as
            Exhibits to the Registration Statement on Form
            S-6 under the Securities Act of 1933 (Charter,
            By-Laws):
            Merrill Lynch, Pierce, Fenner & Smith
            Incorporated                                      2-73866, 2-77549    9/22/81, 6/15/82
            Smith Barney Inc. ..............................      33-20499            3/30/88
            PaineWebber Incorporated .......................      2-87965             11/18/83
            Prudential Securities Incorporated..............      2-52947              3/4/75
            Dean Witter Reynolds Inc. ......................      2-60599              1/4/78
B.  The Internal Revenue Service Employer Identification
Numbers of the Sponsors and Trustee are as follows:
            Merrill Lynch, Pierce, Fenner & Smith
Incorporated                                                     13-5674085
            Smith Barney Inc. ..............................     13-1912900
            PaineWebber Incorporated .......................     13-2638166
            Prudential Securities Incorporated..............     22-2347336
            Dean Witter Reynolds Inc. ......................     94-0899825

            The Bank of New York, Trustee...................     13-4941102


                         SERIES OF EQUITY INCOME FUND,
                           INTERNATIONAL INCOME FUND,
                             CORPORATE INCOME FUND
                AND DEFINED ASSET FUNDS MUNICIPAL INSURED SERIES
        DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933

                                                                    SEC
SERIES NUMBER                                                   FILE NUMBER
--------------------------------------------------------------------------------
Equity Income Fund, Select Growth Portfolio--1995 Series....           33-51985
Equity Income Fund, Index Series, S&P 500 Trust 2 and S&P
Midcap Trust................................................           33-44844
Equity Income Fund, Investment Philosophy Series 1991
Selected Industrial Portfolio...............................           33-39158
Equity Income Fund, Group One Overseas Index Fund Series 1
and 2.......................................................           33-05654
Equity Income Fund, Select Ten Portfolio--1995 Winter
Series......................................................           33-55811
Equity Income Fund, Select Ten Portfolio--1995 Spring
Series......................................................           33-55807
International Bond Fund, Australian and New Zealand Dollar
Bonds Series 19.............................................           33-15393
International Bond Fund, Australian and New Zealand Third
Short-Term Series...........................................           33-13200
International Bond Fund, Fourteenth Multi-Currency Series...           33-04447
Corporate Income Fund, First Short-Term Sterling Series.....            2-93990
Defined Asset Funds Municipal Insured Series................           33-54565

                       CONTENTS OF REGISTRATION STATEMENT
This Registration Statement on Form S-6 comprises the following papers and documents:
     The facing sheet of Form S-6.

     The Cross-Reference Sheet (incorporated by reference from the

Cross-Reference Sheet of the Registration Statement of Defined Asset Funds Municipal Insured Series, 1933 Act File No. 33-54565).

     The Prospectus.

     The Signatures.

     The following exhibits:

1.1 --Form of Trust Indenture (incorporated by reference to Exhibit 1.1 to Amendment No. 2 to the Registration Statement on Form S-6 of Equity Income Fund, Select Growth Portfolio--1995 Series 2, Defined Asset Funds, Reg. No. 33-58535).
1.1.1 --Form of Standard Terms and Conditions of Trust Effective as of October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series-48, 1933 Act File No. 33-50247).
1.2 --Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement under the Securities Act of 1933 of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
3.1 --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the headings 'Taxes' and 'Miscellaneous--Legal Opinion' in the Prospectus.
5.1     --Consent of independent accountants.

9.1 --Information Supplement (incorporated by reference to Exhibit 9.1 to the Registration Statement of Equity Income Fund, Select Growth Portfolio--1995 Series 4, 1933 Act File No. 33-61505).

            EQUITY INCOME FUND SELECT GROWTH PORTFOLIO 1996 SERIES A


                                   SIGNATURES

     The registrant hereby identifies the series numbers of Equity Income Fund, International Bond Fund, Corporate Income Fund and Defined Asset Funds Municipal Insured Series listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:

     1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;
     2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and
     3) That it has complied with Rule 460 under the Securities Act of 1933.


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 1ST DAY OF FEBRUARY, 1996.

             SIGNATURES APPEAR ON PAGE R-3, R-4, R-5, R-6 AND R-7.

     A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.
     A majority of the members of the Board of Directors of Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.
      A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.
      A majority of the members of the Board of Directors of Prudential Securities Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.
      A majority of the members of the Board of Directors of Dean Witter Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 33-43466

      HERBERT M. ALLISON, JR.
      BARRY S. FREIDBERG
      EDWARD L. GOLDBERG
      STEPHEN L. HAMMERMAN
      JEROME P. KENNEY
      DAVID H. KOMANSKY
      DANIEL T. NAPOLI
      THOMAS H. PATRICK
      JOHN L. STEFFENS
      DANIEL P. TULLY
      ROGER M. VASEY
      ARTHUR H. ZEIKEL
      By
       ERNEST V. FABIO
       (As authorized signatory for Merrill Lynch, Pierce,
       Fenner & Smith Incorporated and
       Attorney-in-fact for the persons listed above)

                               SMITH BARNEY INC.
                                   DEPOSITOR

By the following persons, who constitute a majority of      Powers of Attorney
  the Board of Directors of Smith Barney Inc.:                have been filed
                                                              under the 1933 Act
                                                              File Number:
                                                              33-49753 and
                                                              33-55073

      STEVEN D. BLACK
      JAMES BOSHART III
      ROBERT A. CASE
      JAMES DIMON
      ROBERT DRUSKIN
      ROBERT F. GREENHILL
      JEFFREY LANE
      JACK L. RIVKIN
      By KEVIN E. KOPCZYNSKI
       (As authorized signatory for
       Smith Barney Inc. and
       Attorney-in-fact for the persons listed above)

                            PAINEWEBBER INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Executive Committee of the Board      the following 1933 Act File
  of Directors                              Number: 33-55073
  of PaineWebber Incorporated:

      DONALD B. MARRON
      JOSEPH J. GRANO, JR.
      By
       ROBERT E. HOLLEY
       (As authorized signatory for PaineWebber Incorporated and Attorney-in-fact for the persons listed above)

                       PRUDENTIAL SECURITIES INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under Form SE and the following 1933
  the Board of Directors of Prudential      Act File Number: 33-41631
  Securities
  Incorporated:

      ALAN D. HOGAN
      GEORGE A. MURRAY
      LELAND B. PATON
      HARDWICK SIMMONS
      By
       RICHARD R. HOFFMANN
       (As authorized signatory for Prudential Securities
       Incorporated and Attorney-in-fact for the persons listed above)

                           DEAN WITTER REYNOLDS INC.
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under Form
  the Board of Directors of Dean Witter     SE and the following 1933 Act File
  Reynolds Inc.:                            Number:
                                            33-17085

      NANCY DONOVAN
      CHARLES A. FIUMEFREDDO
      JAMES F. HIGGINS
      STEPHEN R. MILLER
      PHILIP J. PURCELL
      THOMAS C. SCHNEIDER
      WILLIAM B. SMITH
      By
       MICHAEL D. BROWNE
       (As authorized signatory for Dean Witter Reynolds Inc.
       and Attorney-in-fact for the persons listed above)
                                      R-7